Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are as follows:

	Six Months Ended June 30, 2018	Years Ended December 31,
(Millions)		2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$3,131	$2,991	$3,991	$4,234	$3,497	$2,937
Add back fixed charges	206	498	663	426	396	396
Income as adjusted ("earnings")	$3,337	$3,489	$4,654	$4,660	$3,893	$3,333

Fixed charges:
Interest expense	$177	$442	$604	$369	$334	$336
Portion of rents representative of interest factor	29	56	59	57	62	60
Total fixed charges	$206	$498	$663	$426	$396	$396
Ratio of earnings to fixed charges	16.2	7.01	7.02	10.94	9.83	8.42